United States securities and exchange commission logo





                               February 3, 2023

       Jason Brents
       Chief Operating Officer
       OneDoor Studios Entertainment Properties LLC
       4320 Modoc Road, Suite F
       Santa Barbara, CA 93110

                                                        Re: OneDoor Studios
Entertainment Properties LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 2
                                                            Filed January 18,
2023
                                                            File No. 024-11836

       Dear Jason Brents:

                                                        We have reviewed your
amendment and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-Qualification Amendment on Form 1-A POS Filed 1/18/2023

       General

   1. We note your response to comment 5. However, based on your website it appears that 598 people have invested in
the Calculated Sequels offering for a total of $943,061. You also state in your response
that once the Offering Statement is qualified, you will provide the revised Offering
Circular and reconfirm any subscriptions. Please note that such an approach is not
permitted under Exchange Act 10b-9. See the Tucson Hotel Associates no-action letter (Apr.
11, 1985) issued by the Division of Market Regulation (stating    It is
                                                        the position of the
Division of Market Regulation that under Rule 10b-9 an issuer that reduces the specified
minimum number of units to be sold in an offering must return all funds to the
subscribers. We believe that a reconfirmation procedure is inappropriate in
                                                        this context.   ).
Please revise your disclosure to reflect the fact that the elimination of the minimum offering amount
will result in the termination of the offering and that the
                                                        initiation of a new
offering of interests can occur only after investor funds have been returned and in
connection with the qualification of this post-qualification amendment.
 Jason Brents
OneDoor Studios Entertainment Properties LLC
February 3, 2023
Page 2


        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rucha Pandit at (202) 551-6022 or Erin Jaskot at (202) 551-3442 with any questions.



                                                             Sincerely,
FirstName LastNameJason Brents
                                                     Division of Corporation
Finance
Comapany NameOneDoor Studios Entertainment Properties LLC
                                                     Office of Trade & Services
February 3, 2023 Page 2
cc:       Heidi Mortensen
FirstName LastName